

Mail Stop 3561

June 23, 2017

Donald E. Brandt
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

      Re: Pinnacle West Capital Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              File No. 1-8962

Dear Mr. Brandt:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products

cc: Denise R. Danner, Vice President, Controller and Chief Accounting Officer